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                            Filed by PSINet Inc.
                            Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12(b) and Rule 14d-2(b) of the Securities Exchange Act of 1934 Commission File No.: 0-25812

                            Subject Company: Metamor Worldwide, Inc.
                            Commission File No.: 0-26970


        On April 13, 2000 at 4:00 pm, PSINet Inc. conducted a phone call for financial analysts, investors and other interested persons. The text of the phone call appears below:

Operator: Ladies and gentlemen thank you for standing by and welcome to the PSINet Investor Update. At this time all participants are in a listen only mode. Later we will conduct a question and answer session and instructions will be given at that time. If you should require assistance during the call please press star zero. As a reminder, this conference is being recorded. I would now like to turn the conference over to our host, Mr. William Schrader, Chairman and CEO of PSINet.

Bill: Welcome everyone. Everyone always ask me to read forward-looking statements before and at the end of all conference calls. Statements on this call that state PSINet's management's intentions, hopes, beliefs, expectations, or predictions of the future, or that discuss any other contingent future event are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1996.

In particular, such statements include those regarding the potential benefits of business models, current and proposed service offerings, and any key performance metrics. PSINet's actual results could differ materially from those projected in such forward-looking statements because of the change in business strategies, integration programs, rapid changes in the market, and changes in the scope of PSINet's client engagements.

For additional information and risk factors that could cause actual results to differ materially from those in the forward-looking statements, we ask you to refer to the recent documents filed by PSINet with the Securities and Exchange Commission. Thank you again for joining.

This call has three general topics: first is general management changes here at PSINet, second is an operations update, and the third is an integration update. First, I would like to tell everybody as most of you know, that both Larry Winkler and Michael Malesardi from PSINet together with Ray Cleeman of DLJ are going off to lead up the financial division of OmniSky, which is a PSINet venture target investment and we intend to put about $15 million into OmniSky.

We hope that OmniSky becomes a very large customer of ours and after taking two of our best people and one of DLJ's best people we expect them to become that customer. The bench strength here at PSINet is very strong. What I would like to do is turn it over to Larry so he can say a few words.

Larry: Thanks Bill. Good afternoon everyone. As Bill stated I'll be leaving PSINet to basically go to OmniSky as the Chief Financial Officer. They are located in Palo Alto, California. I have personally known about this potential opportunity for quite a while now and actually look at OmniSky as a potential venture investment for PSINet.

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Right now I am looking at it as really a once in a lifetime opportunity for both
Michael Malesardi and myself to introduce exciting wireless Internet space and especially at the pre-IPO stage. PSINet has a very talented and well respected financial and operational staff. This naturally results in our employees attracting the attention of many recruiters and companies looking to fill prime positions around the world.

Fortunately we have a strong team which is more than capable of handling everything during the period we are searching for a new CFO. I am proud of the finance and accounting team, which consists of over 200 professionals worldwide, and the strength of the systems and controls that we have in place.

In fact no other member of my organization is leaving or intends to leave. I continue to believe in PSINet, its business plan and its ability to execute, and in fact I will continue to be engaged in a consultative role for a period of time after my departure to assist with some outstanding projects including ventures opportunities.

Finally, I remain a meaningful shareholder of both PSINet and PSINet Ventures. Thank you for your support over the years. I would now like to take this opportunity to turn the call over to Bill.

Bill: I want to say a few things about Larry first. Larry and Michael are doing a fabulous job for PSINet and we do wish them well. We have retained Larry as a consultant for a few months to assist in some continuing M&A activities, some special projects, and of course the PSINet Ventures activity which is very hot right now.

We all in the management team wish them well as we did Ed Postal when he left a while ago. There are some immediate changes in the finance and accounting division here at corporate. As acting controller, replacing Michael Malesardi, we have Jorge Forgues. Just a little background on Jorge, he has been with PSINet for about a year as the Chief Financial Officer of our Latin American region which is our fastest growing region. Among his previous jobs he has been Chief Financial Officer at two publicly traded companies, Global Link and TREEV. Also David Moir is our Vice President of Finance. He has been and is the Vice President of Finance and he's been with PSINet for over three years and also has experience as a CFO. We have a tremendous set of talented finance and accounting people, which include Linda Kokal. Linda has been Assistant Treasurer here working for Larry for almost a year and has over 13 years of experience in finance including time at GTE and e.Spire Communications. Linda has an MBA and is a certified cash manager.

Emory Donelson has been with PSINet for over five years as Assistant Controller reporting to Michael, now Jorge. Emory has a CPA and worked with Ernst & Young. David Lerch has been with PSINet for over two years and is the Director of Investor Relations. David has over 10 years experience in treasury and investor relations including time with Fidelity Investments. David has a Masters in Finance from Boston College.

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Susan Steele has been with PSINet for over four years and is Director of
Financial Systems, reporting to Jorge. Susan is a CPA and worked at Arthur Andersen. Bonnie Baynes is Director of Financial Planning and has over five years of experience at the SEC with the Department of Corporate Finance. Bonnie is a CPA and worked with Coopers & Lybrand.

These are just a small number of people and the skill that we have inside of PSINet. We have hired Heidrich and Struggles to conduct searches for open financial positions, in particular the CFO position. We are looking for a Fortune 500 type of candidate, due to the size of PSINet which, when we complete the acquisition with Metamor, will be running at somewhere close to $2 billion in run rate revenue.

I'd now like to turn the call over to Pete Wills, our President and Chief Operating Officer.

Pete: I too would like to wish Larry and Michael well in their new environment. I hope their company is successful and brings us lots of revenue. Let me take a minute and talk to you about the status of some of PSINet's business operations around the world. First, I'd like to talk about hosting centers since that is a major part of our investments that we're making today.

Just to recap, London, which is 100,000 square feet is 100% rented and we're on the final stages of selecting the space for a second London hosting center. Herndon, which also filled up late last year with customers now has a sister with an equal amount of space in Herndon Two.

New York, Tokyo and Los Angeles are fully opened and operational and filling up nicely. Atlanta and Amsterdam will open up in June. I'm especially proud of Amsterdam because it was on a fast track and although we are officially opening in June, it is already hosting lots of customers including the official Web site for the Euro 2000 Football Association matches, of which we are also an official proud sponsor.

Coming on board later this year are Dallas and Miami in the U.S. Work is well underway there. Sydney and Berlin also should be open in late Q3, early Q4. The build out plan is on schedule. We continue to monitor the demand as it comes up in each region to make sure that we are monitoring the spending and the cap ex, especially in line with the demand as we see it from the customers.

On the people side of the hosting center, I'd like to take a minute and recap what's been going on, because it is a very strong organization and we haven't taken the time to explain this in some of the recent calls. Let me go back to last year and just bring you up to date.

We have had folks join us such as John Scott who spent two years at Digex helping to build their business and has been with us over six months and is in charge of our hosting center products and services. Sam Laughery who joined us last year came over from NASDAQ and he is running North American hosting operations. Dave Loomis who is running the LA Hosting Center joins us from IBM where he spent 20 years.

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John Kersse is running the Herndon Hosting Center, the two twin centers here. He also came over from NASDAQ. Most recently we were proud to be able to lure Bob Kamba to be the Senior Vice President and President of Global Hosting Center Operations. Bob spent 25 years at MCI where he was a significant member of the team there and most recently was in charge of their network management activity along with their IP services.

The hosting center build out is squarely on schedule. We have recruited the people to do what is required in the products and services arena. The customers are literally coming on board at a very satisfactory pace. Moving onto integration, because most of our shareholders continue to want information on integration, I'd like to say that we are proceeding as planned. I'd like to reiterate that the process we follow is fairly rigorous actually. It entails networks, products, customers, people and systems. Let me just talk about the flow for a minute because immediately after acquisition we integrate the people into the organization so that networks are being run by network people, accounting folks are being managed by accounting and finance people, and PSINet products are introduced into the market place. Customers are transitioned over to our customer service processes.

Maybe as important, but it always comes up last, is systems integration. Here I would like to really report on some significant progress in financial systems. As of the closing, which is currently going on, I'm pleased to say that all of the major countries in South America have been integrated into a new financial accounting system and are reporting on that system this month as well as the major countries in Asia Pacific. We have, from a systems standpoint, taken that to the front of the queue to make sure that we move away from what were legacy, or paper based, systems from the companies we acquired.

Along with that we have in place the accounting people, Larry mentioned, 200 plus people. One of the strengths of PSINet is that in using the decentralized finance and accounting approach, we are able to retain the people in the various acquisitions who become key to making sure that we maintain the financial controls in the businesses we acquire and in some respects keep us from being subject to a major withdrawal of people because they're not all in one place.

From the ISP standpoint, I think we are very far along with integration. It is going on very successfully around the globe. We will give you additional details on that later on as we report them on specific countries.

On TNS I'd like to remind you as we talk about integration that we said we would not disturb TNS until after January 15th because that was their busiest part of the season and we certainly didn't want to disrupt any of their fine performance. I'm pleased to say that after that we have put together a strong management team over there, integrated it with PSINet management and starting last week we began to roll out a set of integrated network actions and new products and services. TNS as a whole has had an excellent result during this year while at the same time moving into the PSINet family and preparing for these products and services roll outs.

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As we move forward, the rest of the operations are moving right along in hiring people, in growing customers, and in increasing the average revenue per customer which you all know is one of our goals.

Last, but not least, I'd just like to tweak your imagination a little bit that we will be launching a new television advertising campaign and you should look for it in the usual PSINet places, because we're pretty proud of it and we're looking forward to increased customer awareness which comes from our marketing programs. With that I'd like to turn it back to Bill.

Bill: I think that begins next week right? Thanks Pete. I just want to mention a few more things before closing. We have completed our audit with PricewaterhouseCoopers doing the audit. We filed a 10-K recently on March 22nd. The annual report is now out in the mail and many of you might have it. It is a beautiful annual report.

What we've seen this quarter is no different from the past many quarters. There are tremendous indicators of growth in the Internet markets worldwide. Now with Metamor and access to the Expedior capability, PSINet has all it takes to deliver products to that growing market demand. It is extraordinary, and we can do so at very reasonable margins.

A few specifics that Pete didn't mention is that we purchased a lot of fiber, lit fiber and dark fiber in 1998 and 1999. It is being lit now and will be almost completed by the end of the year on schedule and will connect all of our hosting centers as Pete had mentioned. Our hosting centers are on schedule.

We've made all the decisions that need to be made right now concerning Inter Dot Net and that potential spin off later this year. That is on a global basis. We'll give you an update on the earnings call.

Just let me remind you that we have not changed our guidance to the street on EBITDA and we are fully funded. When we close Metamor, which right now is expected to be in the third quarter, their EBITDA would be accretive to PSINet's EBITDA numbers. There is no collar in the deal and it is an all stock transaction.

At all times, especially when we have more capability, we have an opportunity to balance EBITDA with top line growth and those decisions are under our management. It's our belief that we have the absolute best team in the industry. We have the best products, the best facilities in which to deliver those products and an extremely large customer base into which to sell those products and to continue to up sell those products in the industry worldwide.

When you look at our stock price against the median of all the other hosting centers and large ISP share prices we're trading down with the whole group as if you look at from March 1st down to today. We're roughly in the median of that group. To me it looks like a great time to buy.

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Unfortunately due to the quiet period in both the quarter results and in the
Metamor transaction we are not able to take questions today. We will be able to take questions and answer all of your questions on May 9th after the earnings call. Tune in there and we will be on camera for that one.

As always we'd like to thank you and also read to you a reminder that the forward-looking statements made during this call are subject to material risks and uncertainties. Actual results could differ materially as a result of a variety of factors including competitive developments, risks associated with the companies growth, the development of the Internet market, regulatory risks and other risks which are discussed in the companies filings with the SEC.

Operator: Ladies and gentlemen this conference will be available for replay after 7:30 PM Eastern Time today, through Thursday, April 20th at midnight. You may access the AT&T Executive Playback Service at anytime by dialing 1-800-475-6701 and entering the access code 513725. International participants may dial 32-365-3844. That does conclude your conference for today. Thank you for your participation and for using the AT&T Executive Teleconference. You may now disconnect.

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A proxy statement/prospectus will be filed by PSINet Inc. ("PSINet") and Metamor
Worldwide, Inc. ("MWI") with the Commission as soon as practicable. YOU ARE
URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION. THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION THAT YOU SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE MERGER AND RELATED TRANSACTIONS. You may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by PSINet and MWI with the Commission at the Commission's web site at www.sec.gov. The proxy statement/prospectus and other documents filed with the Commission by PSINet may also be obtained free of charge from PSINet by directing a request to PSINet Inc., 510 Huntmar Park Drive, Herndon, Virginia 20170, Attn: Corporate Secretary. In addition, the proxy statement/prospectus and other documents filed with the Commission by MWI may be obtained free of charge from MWI by directing a request to Metamor Worldwide, Inc. at 4400 Post Oak Parkway, Suite 1100, Houston, Texas, 77027.

PSINet and its officers and directors may be deemed to be participants in the solicitation of proxies from its stockholders with respect to the transactions contemplated by the merger agreement and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information regarding such officers and directors is included in PSINet's Definitive Proxy Statement for its 2000 Annual Meeting of Shareholders filed with the Commission on April 7, 2000. This document is available free of charge at the Commission's web site at http://www.sec.gov and from PSINet at the address set forth above. MWI and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of MWI with respect to the transactions contemplated by the merger agreement and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information regarding such officers and directors is included in MWI's Proxy Statement for its 1999 Annual Meeting of Stockholders filed with the Commission on April 16, 1999. This document is available free of charge at the Commission's web site at http://www.sec.gov and from the MWI at the address set forth above.

The preceding communications contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In particular, statements regarding the PSINet/MWI merger are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain or meet conditions imposed for governmental approvals for the merger; failure of the PSINet or MWI stockholders to approve the merger; the risk that the PSINet and MWI businesses will not be integrated successfully; and costs related to the merger. You should also give careful consideration to cautionary statements made in PSINet's reports filed with the SEC, especially the section entitled "Forward-Looking Statements" in the "Business-Risk Factors" section of PSINet's Form 10-K for the fiscal year ended December 31, 1999.

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